Exhibit 99.2

July 6, 2022

To: Harry Madonna and the Board of Directors of Republic First Bancorp., Inc.

From: Vernon W. Hill, II

I hereby write to provide notice that Mr. Madonna and the Board of Directors have breached my March 1, 2021 Employment Agreement (the “Agreement”) and have violated their fiduciary duties to Republic First Bancorp, Inc. (“FRBK”), as well as Pennsylvania and federal law. These violations include but are not limited to:

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The Board’s refusal on February 23, 2022 to authorize the solicitation of proxies on behalf of the Company’s Board approved slate of directors, which, among other things, demonstrates an intent to violate Section 4(c)(i) of my Agreement, which provides that I am to be given at least thirty (30) days’ prior written notice of FRBK’s intention to terminate my position as Chairman of the Boards.

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The issuance of a letter on March 1, 2022, by Schulte Roth & Zabel LLP, counsel for Mr. Madonna, Andrew Cohen, Lisa Jacobs, and Harris Wildstein, asserting unfounded allegations that I engaged in self-dealing. As the Board is well aware, there were no amendments to employment contracts pending before the Board, and every transaction that occurred was vetted and approved by the Board in full. The allegations against me in the March 1, 2022 letter were demonstrably false, as Mr. Madonna later admitted and as the independent counsel to the audit committee has preliminarily found.

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The issuance of a press release on March 4, 2022 (the “March 4 Press Release”), raising the same unfounded allegations of self-dealing contained in the March 1, 2022 letter. The press release was a clear attempt to solicit proxies, as Mr. Madonna admitted when he stated that the allegations against me were factually unfounded and nothing more than “electioneering hyperbole.” Therefore, this press release, which was issued before FRBK filed a preliminary or definitive proxy statement with the Securities and Exchange Commission (“SEC”) or received or issued audited financial statements, constituted an unlawful proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Exchange Act”). Mr. Madonna only underscored his admission that the Board violated the Exchange Act when he refused to provide the written assurances required by FRBK’s independent auditors at Crowe unless I and other Directors agreed not to: (1) take legal action based on his admission that the March 4 Press Release contained false allegations; and (2) disclose his admission publicly. In threatening not to provide these written assurances to Crowe, Mr. Madonna risked FRBK losing its certification to participate in federal mortgage lending programs.

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Mr. Madonna’s decision to schedule a special meeting of the Board on May 13, 2022, which was a plain attempt—and an unseemly one—to profiteer from the death of Theodore J. Flocco, Jr. on May 10, 2022 by taking advantage of FRBK’s bylaw provision that a vote may only take place when a quorum comprising a majority of the Board is present. During that special meeting, despite not achieving the requisite quorum, Mr. Madonna, Mr. Cohen, Ms. Jacobs, and Mr. Wildstein purported to appoint Mr. Madonna as Chairman of the Board and purported to fire me from my position as Chairman of the Boards without any notice, in violation of Section 4(c)(i) of my Agreement.

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The issuance of a press release on May 13, 2022 (the “May 13 Press Release”), which was also filed with the SEC, stating that FRBK had appointed Mr. Madonna as interim Chairman of the Board and Ms. Jacobs as Corporate Secretary; that FRBK intended to file a proxy statement in connection with FRBK’s 2022 Annual Meeting of Shareholders; and that certain of FRBK’s directors and executive officers will be participants in the solicitation of proxies from the FRBK’s shareholders. The May 13 Press Release, like the March 4 Press Release, constitutes an unlawful proxy statement pursuant to Section 14(a) of the Exchange Act because FRBK had not yet filed a preliminary or definitive proxy statement with the SEC, nor had FRBK received or issued audited financial statements.

These plain and repeated attempts to oust me from FRBK have far-reaching consequences that are not in the best interests of FRBK or its shareholders. In Mr. Madonna’s efforts to gain control over FRBK, he and the Board have publicized and distorted confidential FRBK information and engaged in numerous other actions that were motivated solely by self-interest. These breaches of fiduciary duty to FRBK violate Pennsylvania law, as well as federal law as enforced by the Federal Deposit Insurance Corporation (“FDIC”) and the SEC. In addition, as addressed above, Mr. Madonna and the Board have violated the Agreement, including but not limited to in their attempts to terminate me from my position as Chairman of the Boards and thereby reduce my authority, position, and title, in violation of Section 4(c)(i) of my Agreement.

I reserve all rights to assert any claims and seek any and all damages against Mr. Madonna, Ms. Jacobs, Mr. Wildstein and Mr. Cohen, including but not limited to for claims of breach of contract, defamation, and for your violations of your fiduciary duties and the substantial damage your actions have caused to the Company. I further reserve all rights to seek reimbursement of my expenses to enforce the Agreement pursuant to Section 9 of the Agreement, as well as compensation owed to me pursuant to Sections 4(c)(iii) and 6 of the Agreement.

It is most unfortunate that I am in the position of needing to send this notice of breach, but you have made this turn of events completely unavoidable by, among other things, the above-listed actions.